SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brazil │20030-900 Closing of the transaction and consolidation of the Três Irmãos hydroelectric power plant Rio de Janeiro, June 2, 2026 - AXIA Energia S.A. (“Company” or “AXIA Energia”), in continuation the material fact disclosed on October 29, 2025, and after fulfillment of the conditions precedent, the Company hereby informs that it has completed, on this date, the acquisition of 100% of the shares held by Triunfo Participações e Investimentos S.A. and Mercúrio Participações e Investimentos S.A. in Juno Participações e Investimentos S.A., the controlling shareholder (50.1%) of Tijoá Energia, for an amount of BRL 256 million, after adjustments and updates. Upon closing of the transaction, AXIA Energia now consolidates 100% of the Três Irmãos hydroelectric power plant, which has the following characteristics: Location Installed capacity (MW) 2025 Revenue (R$ million) 2025 EBITDA (R$ million) 2025 cash position (R$ million) Concession regime Concession term Andradina-SP 808 328 145 39 Quotas 2044 The power plant also has civil structures already in place for the installation of three additional generating units, enabling a future expansion of its installed capacity. The transaction is aligned with AXIA Energia’s Strategic Plan, reinforcing its commitment to portfolio optimization and capital allocation, with a focus on value creation, risk mitigation, and the simplification of its corporate structure. Eduardo Haiama Vice President of Finance and Investor Relations (1) Considering the future merger of Juno Participações e Investimentos S.A. and Tijoá Energia, the Três Irmãos Hydroelectric Power Plant will become an asset 100% controlled by AXIA Energia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.